Owlstone Nanotech, Inc.
600 Lexington Avenue
29th Floor
New York, NY 10022-6005

February 9, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:      Tamara Brightwell

Re:	Owlstone Nanotech, Inc. - Registration Statement on Form SB-2 - Registration No. 333-129400.

Ladies and Gentlemen:

        In accordance with Rule 477 of the Securities Act of 1933, as amended, we hereby apply for voluntary withdrawal of the above-referenced registration statement including all amendments thereto. The registration statement was initially filed on November 2, 2005.

        Based on the comments recently received from the Securities and Exchange Commission, we are seeking to withdraw the registration statement so that the company can conserve its resources while management focuses its attention on the company’s business strategy and plan of operations.

        The registration statement covers resale of securities held by the selling securityholders named therein. No securities have been sold by the selling securityholders in connection with the offering covered by the registration statement.

        Kindly forward a copy of the order consenting to withdrawal of the registration statement to the undersigned. If you have any questions regarding this application, kindly contact the undersigned or our counsel, Rachael Simonoff Wexler, of Alschuler Grossman Stein & Kahan LLP, The Water Garden, 1620 26th Street, Fourth Floor, North Tower, Santa Monica, 90404-4060 at (310) 255-9084 and facsimile number 310-907-2000.

Very truly yours, /s/ Magnus Gittins ________________________ Magnus Gittins Interim Chief Executive Officer